Exhibit 20.1

NovAccess Global Common Stock Offering Term Sheet

This term sheet (this “Term Sheet”) summarizes the principal terms of a common stock investment in NovAccess Global Inc., a Colorado corporation.

The Company	NovAccess Global Inc. (OTCQB: XSNX)

Investors	Investor group led by the Sumner Investment Group (“SIG”)

Common Shares	33,000,000 newly issued shares of the Company’s unregistered common stock, no par value (the “Shares”), for $0.11 a Share, or $3,630,000 (“Subscription Amount”) in total.

Convertible Notes

$7.05 million in convertible promissory notes of the Company (the “Notes”) with a five-year term and bearing interest at 10% per annum to be disbursed in two tranches:

Tranche 1 of $3.05 million on December 31, 2023; and Tranche 2 of $4.0 million on March 15, 2024.

Six months after issuance, the Notes may be converted by the holder into common shares at a conversion price of $0.11 a share, subject to typical adjustments for stock splits, combinations, and similar transactions.

Director Appointments	The Investors have the right to appoint up to three additional directors to the Company’s board of directors.

Closing	Initial closing on the Shares as soon as practicable, but no later than December 31, 2023.

Purchase Agreement

The purchase of the Shares and Notes would be made pursuant to a securities purchase agreement drafted by counsel to NovAccess containing typical representations and warranties in connection with a private placement of common stock (the “SPA”). The SPA will provide Investors with piggy-back registration rights.

Expenses	Each party agrees to pay its own fees and expenses arising in connection with the transactions contemplated by this Term Sheet.

Expiration	Unless agreed to by both parties, this Term Sheet will expire on September 30, 2023.

Disclosure	The Company may publicly disclose this Term Sheet in a Form 8-K or other filing with the Securities and Exchange Commission.

Conditions Precedent	The completion of the transactions outlined in this Term Sheet (the “Transactions”) are contingent upon:

1.         The Transactions does not trigger any takeover requirements;

2.         The Shares remain listed on the OTC Markets or are uplisted to the NASDAQ Market or other national securities exchange;

3.         All of the outstanding shares of the Company’s Series B Preferred stock are converted into unregistered shares of common stock pursuant to the terms of the preferred shares (10,000 shares of common stock per preferred share); and

4.         Completion of a definitive SPA and other documents required to effectuate the Transactions by September 30, 2023.

5.         Upon the execution of such Definitive Agreements, the Investors will make an initial investment of US$200,200 representing 1,820,000 shares subject to its sole discretion and depending on SIG’s cashflow reserves.

6.         The Investors have the express decision-making power in relation to the use of funds including but not limited to the funding of the provisions of healthcare services for the Philippines Logistics Corp project.

7.         For avoidance of doubt, the completion of the subscription of Common Shares and the Convertible Notes is subjected to the completion of SIG’s own fund-raising exercise which is expected to complete by December 31, 2023.

The parties agree to cooperate in good faith and use their reasonable efforts to finalize the Transaction documents by September 30, 2023 and complete the closing on the Shares on or before December 31, 2023.

Provided, however, that neither party will be liable or responsible to the other party, nor be deemed to have defaulted under or breached this Term Sheet, for any failure or delay in fulfilling or performing any term of this Term Sheet, when and only to the extent that such failure or delay is caused by or results from acts beyond the control of the impacted party, including, without limitation, the following force majeure events: (a) acts of God; (b) flood, fire, earthquake, epidemic (but not the ongoing COVID-19 epidemic) or explosion; (c) war, invasion, hostilities (whether war is declared or not), terrorist threats or acts, riot or other civil unrest; (d) government order, law, or actions; (e) embargoes or blockades in effect on or after the date of this Term Sheet; (f) national or regional emergency; and (g) other similar events beyond the control of the impacted party. The impacted party will use diligent efforts to end the failure or delay and ensure the effects of such force majeure event are minimized. The impacted party will resume the performance of its obligations as soon as reasonably practicable after the removal of the cause.

The parties have executed this Term Sheet as of September 1, 2023.

NovAccess Global Inc.	Sumner Group Inc.

/s/ Dwain K. Irvin	/s/ David Sumner
By Dwain K. Irvin, Chief Executive Officer	By David Sumner, Chief Executive Officer